

For Immediate Release
TSX: BXE

BELLATRIX ANNOUNCES ADOPTION OF ADVANCE NOTICE BY-LAWS

Calgary, Alberta, March 21, 2014 - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") announces the approval by its board of directors (the "Board") of an advance notice by-law (the "By-Law"). The By-Law, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with section 136(1) of the *Business Corporations Act* (Alberta) (the "Act"); or (ii) a requisition of the shareholders made in accordance with section 142(1) of the Act.

Among other things, the By-Law fixes a deadline by which holders of record of common shares of Bellatrix must submit director nominations to the Corporate Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Corporate Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the By-Law.

In the case of an annual general meeting of shareholders, notice to the Corporate Secretary of the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that, is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date. In the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Corporate Secretary of the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The By-Law is effective and in full force and effect as of the date hereof. In accordance with the terms of the By-Law, the By-Law will be put to shareholders of the Company for approval at its upcoming annual and special meeting of shareholders scheduled to be held on May 21, 2014. If the By-Law is not confirmed at the meeting by ordinary resolution of shareholders, the By-Law will terminate and be of no further force and effect following the termination of the shareholders meeting.

The full text of the By-Law is available via SEDAR at www.sedar.com or upon request by contacting the Executive Vice-President, Finance and Chief Financial Officer of the Company at (403) 266-8670 or by email at ebrown@bxe.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com